02025334

RECD S.E.C.
MAR 2 2 2002
080

P.E.
3-22-02

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated March 22, 2002

Diageo plc
(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14100) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION AND DIAGEO CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Distribution Agreement, dated March 22, 2002, relating to the issuance and sale by Diageo Capital plc of Diageo Notes due 18 Months to 30 Years from Date of Issue guaranteed as to the payment of principal, premium (if any) and interest by Diageo plc, incorporated by reference as an exhibit to Registration Statement on Form F-3 (File No. 333-14100).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date ..... 22 March 2002 By: ....

Name:J Nicholls
Title: Assistant Secretary

C:\TEMP\marchusdebt.doc

DIAGEO CAPITAL PLC

Up to U.S. $1,000,000,000
DIAGEO NOTES
Due 18 Months to 30 Years From Date of Issue
Guaranteed as to Payment of Principal,
Premium (if any) and Interest by

DIAGEO PLC

DISTRIBUTION AGREEMENT

March 22, 2002

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center, Floor 15
New York, New York 10080

Ladies and Gentlemen:

Diageo Capital plc, a public limited company incorporated under the laws of Scotland (the "**Issuer**"), proposes to issue and sell from time to time its Diageo Notes, Due 18 Months to 30 Years From Date of Issue (the "**Securities**"), and agrees with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "**Purchasing Agent**") as set forth in this Agreement. The Securities are to be issued pursuant to the provisions of an indenture, dated as of August 3, 1998 (the "**Indenture**", among the Issuer, Diageo plc, as Guarantor (the "**Guarantor**") and Citibank, N.A. as trustee (the "**Trustee**"). The Securities are to be unconditionally guaranteed (the "**Guarantees**") as to payment of principal and interest by the Guarantor.

The Securities are limited in aggregate initial offering price to U.S. $1,000,000,000. It is understood, however, that the Issuer may from time to time authorize the issuance of additional Securities and that such additional Securities may be sold to or through the Purchasing Agent pursuant to the terms of this Agreement, all as though the issuance of such Securities were authorized as of the date hereof.

Subject to the terms and conditions stated herein and to the reservation by the Issuer of the right to sell Securities directly on its own behalf, the Issuer hereby agrees that the Securities will be sold exclusively to or through the Purchasing Agent pursuant to the terms of this Agreement. Each of the Issuer and the Guarantor agrees that it will not appoint any other agents to act on its behalf, or to assist it, in the placement of the Securities.

The Purchasing Agent shall not have any obligation to purchase Securities from the Issuer as principal. However, absent an agreement between the Purchasing Agent and the Issuer for the Purchasing Agent to act as an agent for the Issuer, the Purchasing Agent shall be deemed to be acting as principal in connection with any offering of Securities by the Issuer. Accordingly, the Purchasing Agent may agree from time to time to purchase Securities from the Issuer as principal for resale to investors determined by such Purchasing Agent. Any purchase of Securities by the Purchasing Agent as principal shall be made pursuant to a separate agreement (each a "**Terms Agreement**") between the Purchasing Agent and the Issuer that, unless otherwise agreed, shall, to the extent applicable, include those terms specified in Exhibit A hereto and shall be agreed upon orally with written confirmation prepared by the Purchasing Agent and mailed to the Issuer. Such sale shall be in accordance with Section II(b) hereof. In addition, if agreed upon between the Purchasing Agent and the Issuer, the Purchasing Agent, acting solely as an agent for such Issuer and not as principal, will solicit offers for the purchase of Securities in accordance with Section II(a) hereof.

The Issuer and the Guarantor have filed with the Securities and Exchange Commission (the "**Commission**") a registration statement on Form F-3 (Registration No. 333-14100) including a prospectus relating to the Securities to be issued from time to time by the Issuer. The Issuer also has filed with, or proposes to file with, the Commission pursuant to Rule 424 under the Securities Act of 1933, as amended (the "**Securities Act**"), a Prospectus Supplement specifically relating to the Securities (the "**Prospectus Supplement**"). Upon request, but not without the agreement of the Purchasing Agent, the Issuer may also file a Rule 462(b) Registration Statement in accordance with Rule 462(b) under the Securities Act. The registration statement as amended to the Commencement Date (as hereinafter defined) and any Rule 462(b) Registration Statement that becomes effective thereafter is hereinafter referred to as the "**Registration Statement**" and the related prospectus covering the Securities in the form first used to confirm sales of the Securities is hereinafter referred to as the "**Basic Prospectus**". The Basic Prospectus as supplemented by the Prospectus Supplement specifically relating to the Securities in the form first used to confirm sales of the Securities is hereinafter referred to as the "**Prospectus**". Any reference in this Agreement to the Registration Statement, the Basic

Prospectus, any preliminary form of Prospectus (including the Basic Prospectus, a "**preliminary prospectus**") previously filed with the Commission pursuant to Rule 424 or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act which were filed under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "**Exchange Act**") on or before the date of this Agreement or the date of the Basic Prospectus, any preliminary prospectus or the Prospectus, as the case may be; and any reference to "amend", "amendment" or "supplement" with respect to the Registration Statement, the Basic Prospectus, any preliminary prospectus or the Prospectus shall be deemed to refer to and include any documents filed under the Exchange Act after the date of this Agreement, or the date of the Basic Prospectus, any preliminary prospectus or the Prospectus, as the case may be, which are deemed to be incorporated by reference therein. Any reference to "Rule 462(b) Registration Statement" shall be deemed to refer to a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the initial Registration Statement.

I.

The Issuer (as to itself) and the Guarantor (as to the Issuer and to itself) represents and warrants to the Purchasing Agent that:

(a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission.

(b) (i) The Registration Statement, when it became effective, did not contain, and, as amended or supplemented, if applicable, did not or will not, as the case may be, contain at the time of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply, as the case may be, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Prospectus does not or will not, as the case may be, as of the date of the Prospectus and as at the Closing Date, contain and, as amended or supplemented, if applicable, at the time of such amendment or supplement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph I(b) do not apply (A) to statements or omissions in the Registration Statement or the Prospectus, as amended or supplemented, if applicable, based upon information concerning the Purchasing Agent furnished to the Issuer or the Guarantor in writing by the Purchasing Agent expressly for use therein or (B) to the Statement of Eligibility and Qualification of the Trustee on Form T-1 and (iv) each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied or will comply when so filed in all material respects with the Exchange Act.

(c) Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the rules and regulations of the Commission thereunder.

(d) The Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and has been duly authorized, executed and delivered by the Issuer and duly authorized, executed and delivered by the Guarantor and is a valid and legally binding agreement of the Issuer and the Guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(e) There has not been any material adverse identifiable change, or any development involving a prospective material adverse identifiable change in the condition, financial or otherwise, or in the earnings, business or operations of the Guarantor and its subsidiaries, taken as a whole, from that set forth in the Prospectus.

(f) The financial statements, and the related notes thereto, included in the Registration Statement and the Prospectus present fairly the consolidated financial position of the Guarantor, and its consolidated subsidiaries as of the dates indicated and the results of its operations and the changes in its consolidated cash flows for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis; the supporting schedules included in the Registration Statement present fairly the information required to be stated therein; and, if applicable, the pro forma financial information, and the related notes thereto, included in the Registration Statement and the Prospectus has been prepared in accordance with the applicable requirements of the Securities Act and is based upon good faith estimates and assumptions believed by the Guarantor to be reasonable.

(g) The execution and delivery by the Guarantor of, and the performance by the Guarantor of its obligations under, this Agreement, any applicable Terms Agreement, the Guarantees and the Indenture will not contravene any provision of the Memorandum and Articles of Association of the Guarantor or any agreement or other instrument binding upon the Guarantor or any of its subsidiaries, in each case, that is material to the Guarantor and its subsidiaries, taken as a whole, or any material judgment, order or decree of any governmental body, agency or court having jurisdiction over the Guarantor or any such subsidiary.

II.

(a) On the basis of the representations and warranties of the Issuer and the Guarantor, and subject to the terms and conditions herein set forth, the Purchasing Agent, as agent of the Issuer and the Guarantor, will use its reasonable best efforts to solicit and receive offers to purchase the Securities from the Issuer upon the terms and conditions set forth in the Prospectus as amended or supplemented from time to time. The Issuer and the Guarantor reserve the right to sell, and may solicit and accept offers to purchase, Securities directly on their own behalf, and, in the case of any such sale not resulting from a solicitation made by the Purchasing Agent, no commission will be payable with respect to such sale. The Purchasing Agent is authorized to appoint any sub-agent with respect to solicitations of offers to purchase Securities with the prior written consent of the Guarantor, *provided, however*, that such sub-agent shall make in writing the representations and agreements of the Purchasing Agent set forth herein. All Securities sold through the Purchasing Agent as agent will be sold at 100% of their principal amount unless otherwise agreed upon between the Issuer and the Purchasing Agent.

The Issuer reserves the right, in its sole discretion, to instruct the Purchasing Agent to suspend solicitation of offers for the purchase of Securities, commencing at any time, for any period of time or permanently. As soon as practicable after receipt of notice from the Issuer, the Purchasing Agent will suspend solicitation of offers for the purchase of Securities until such time as the Issuer has advised the Purchasing Agent that such solicitation may be resumed.

While such solicitation is suspended, the Issuer shall not be required to deliver any certificates, opinions or letters in accordance with Sections IV(i), IV(j) and IV(k).

The Issuer agrees to pay the Purchasing Agent, as consideration for soliciting offers to purchase Notes as an agent of the Issuer, a commission, in the form of a discount, equal to the following applicable percentage of the principal amount (or, in the case of zero coupon or deep discount Securities, the following applicable percentage of the aggregate offering price) of each Security sold by the Issuer as a result of any such solicitation made by the Purchasing Agent:

Range of Maturities	**Commission (percentage of aggregate amount of Securities sold)**
From 18 months to less than 2 years	0.200%
From 2 years to less than 3 years	0.400%
From 3 years to less than 4 years	0.625%
From 4 years to less than 5 years	0.750%
From 5 years to less than 6 years	1.000%
From 6 years to less than 7 years	1.100%
From 7 years to less than 8 years	1.200%
From 8 years to less than 9 years	1.300%
From 9 years to less than 10 years	1.400%
From 10 years to less than 11 years	1.500%
From 11 years to less than 12 years	1.600%
From 12 years to less than 15 years	1.750%
From 15 years to less than 20 years	2.000%
From 20 years to 30 years	2.500%

The Purchasing Agent shall communicate to the Issuer, orally, each offer to purchase Securities received by the Purchasing Agent as agent that in its judgment should be considered by the Issuer. The Issuer shall have the sole right to accept offers to purchase Securities and may reject any offer in whole or in part. The Purchasing Agent shall have the right, in its discretion reasonably exercised, to reject any offer to purchase Securities, in whole or in part, that it considers to be unacceptable, and any such rejection shall not be deemed a breach of its agreements contained herein. The Purchasing Agent shall make reasonable efforts to assist the Issuer in obtaining performance by each purchaser whose offer for the purchase of Securities has been solicited by it on an agency basis and accepted by the Issuer. The Purchasing Agent shall not have any liability to the Issuer in the event that any such purchase is not consummated for any reason, other than to repay the Issuer any commission with respect thereto.

(b) Each sale of Securities to the Purchasing Agent as principal shall be made pursuant to a Terms Agreement between the Purchasing Agent and the Issuer (that, unless otherwise agreed, shall, to the extent applicable, include those terms specified in Exhibit A hereto and shall be agreed upon orally, with written confirmation prepared by the Purchasing Agent and mailed to the Issuer). The Purchasing Agent's commitment to purchase Securities as principal shall be deemed to have been made on the basis of the representations and warranties of the Issuer and the Guarantor herein contained and shall be subject to the terms and conditions herein set forth. Unless the context otherwise requires, references herein to "this Agreement" shall include the applicable agreement of the Purchasing Agent to purchase Securities as principal. Each purchase of Securities, unless otherwise agreed, shall be at a discount from the principal amount of each such Security equivalent to the applicable commission set forth in Section II(a) hereto. The Purchasing Agent may engage the services of any broker or dealer in connection with the resale of the Securities purchased by it as principal or allow all or any portion of the discount received by it in connection with such purchases to any broker or dealer. At the time of each purchase of Securities from the Issuer by the Purchasing Agent as principal, the Terms Agreement shall specify the requirements, if any, for opinions of counsel, accountants' letters and officers' certificates pursuant to Section V hereof.

Each time and date of delivery of and payment for Securities to be purchased by the Purchasing as principal is referred to herein as a "**Time of Delivery**".

(c) The purchase price, interest rate, maturity date and other terms of the Securities specified in Exhibit A hereto (as applicable) shall be agreed upon between the Issuer and the Purchasing Agent and specified in a pricing supplement to the Prospectus (each, a "**Pricing Supplement**") to be prepared by the Issuer in connection with each sale of Securities. Except as otherwise specified in the applicable Pricing Supplement, the Securities will be issued in denominations of U.S. $1,000 or any larger amount that is an integral multiple of U.S. $1,000. Administrative procedures with respect to the issuance and sale of Securities (the "**Procedures**") shall be as set forth in Exhibit B hereto and may be amended from time to time by written agreement between the Purchasing Agent, the Issuer and the Guarantor. The Purchasing Agent and the Issuer agree to perform their respective duties and obligations specifically provided to be performed by them in the Procedures. The Issuer and the Guarantor will furnish to the Trustee a copy of the Procedures as from time to time in effect.

(d) The documents required to be delivered pursuant to Section V hereof on the Commencement Date (as defined below) shall be delivered to the Purchasing Agent at the offices of Sullivan & Cromwell, St. Olave's House, 9a Ironmonger Lane, London EC2V 8EY at 9:00 a.m., New York City time, on the date of this Agreement, which date and time of such delivery may be postponed by agreement among the Purchasing Agent, the Issuer and the Guarantor but in no event shall be later than the day prior to the date on which solicitation of offers to purchase Securities is commenced or on which any Terms Agreement is executed (such time and date being referred to herein as the "**Commencement Date**").

III.

The Purchasing Agent represents and agrees that (i) it has not offered or sold and, prior to the expiry of the period of six months from the date of issue of the Securities, will not offer or sell any such Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "**FSMA**") with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor.

IV.

The Issuer (as to itself) and the Guarantor (as to the Issuer and to itself) covenant and agree with the Purchasing Agent:

(a) (i) To make no amendment or supplement to the Registration Statement or the Prospectus (A) prior to the Commencement Date which shall be reasonably disapproved by the Purchasing Agent promptly after reasonable notice thereof or (B) after the date of any Terms Agreement or other agreement by the Purchasing Agent to purchase Securities as principal and prior to the related Time of Delivery which shall be reasonably disapproved by the Purchasing Agent party to such Terms Agreement or so purchasing as principal promptly after reasonable notice thereof; (ii) to prepare, with respect to any Securities to be sold through or to the Purchasing Agent pursuant to this Agreement, a Pricing Supplement with respect to such Securities in a form previously approved by the Purchasing Agent and to file such Pricing Supplement pursuant to Rule 424(b) under the Act not later than the close of business of the Commission on the fifth business day after the date on which such Pricing Supplement is first used; (iii) to make no amendment or supplement to the Registration Statement or Prospectus other than any Pricing Supplement containing only terms for the offering of the relevant Securities, at any time prior to having afforded the Purchasing Agent a reasonable opportunity to review and comment thereon; (iv) to maintain without amendment the Guarantee for so long as there are any Securities outstanding; (v) to file promptly all reports or information statements required to be filed by the Issuer or the Guarantor with the Commission pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Purchasing Agent, promptly after the Issuer or the Guarantor receives notice thereof, of the time when any amendment to the Registration Statement has been filed or has become effective or any supplement to the Prospectus or any amended Prospectus has been filed with the Commission, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration Statement or Prospectus or for additional information; and (vi) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any such prospectus or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(b) Promptly from time to time to take such action as the Purchasing Agent reasonably may request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as the

Purchasing Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein for as long as may be necessary to complete the distribution or sale of the Securities, *provided, however,* that in connection therewith neither the Issuer nor the Guarantor shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(c) To furnish the Purchasing Agent with a copy of the Registration Statement and each amendment thereto, with a copy of the Prospectus and each amendment or supplement thereto, and additional copies of the Prospectus as each time amended or supplemented, other than any Pricing Supplement (except as provided in the Procedures), in the form in which it is filed with the Commission pursuant to Rule 424 under the Act, and with copies of the documents incorporated by reference therein, all in such quantities as the Purchasing Agent may reasonably request from time to time; and if at any time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or the Trust Indenture Act, to notify the Purchasing Agent promptly by telephone (with confirmation in writing) and request the Purchasing Agent, in its capacity as agent of the Issuer and the Guarantor, to suspend solicitation of offers to purchase Securities from the Issuer (and, if so notified the Purchasing Agent shall cease such solicitations as soon as practicable, but in any event not later than one business day after notification); and if the Issuer or the Guarantor shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, to so advise the Purchasing Agent promptly by telephone (with confirmation in writing) and to prepare and to cause to be filed with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance; *provided, however,* that if, at any time prior to the expiration of nine months after the Time of Delivery with respect to any Securities, the Purchasing Agent continues to own Securities purchased from the Issuer by the Purchasing Agent as principal, the Issuer and the Guarantor shall promptly prepare and deliver to the Purchasing Agent an amendment or supplement that will correct such statement or omission; *provided further, however,* that if at any time nine months or more after the Time of Delivery with respect to the Securities, the Purchasing Agent continues to own Securities purchased from the Issuer by the Purchasing Agent as principal, the Issuer and the Guarantor, upon the Purchasing Agent's request but at the sole expense of the Purchasing Agent, shall prepare and deliver to the Purchasing Agent as many copies as the Purchasing Agent shall request of such an amendment or supplement. If all documents, certificates, opinions and letters furnished to the Purchasing Agent pursuant to Section IV(e), (i), (j) and (k) in connection with the preparation and filing of such amendment or supplement are satisfactory in all respects to the Purchasing Agent, upon the filing with the Commission of such amendment or supplement to the Prospectus or upon the effectiveness of such amendment to the Registration Statement, the Purchasing Agent will resume the solicitation of offers to purchase Securities hereunder.

(d) To make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after (i) the effective date of the Registration Statement, (ii) the effective date of each post-effective amendment to the Registration Statement, and (iii) the date of each filing by the Guarantor with the Commission of an annual report on Form 20-F that is incorporated by reference in the Registration Statement, an earning statement of the Guarantor and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Guarantor, Rule 158).

(e) For a period of three years after the completion of the sale of all the Securities, to furnish to the Purchasing Agent copies of all reports or other communications of the Guarantor (financial or other) furnished to stockholders, and deliver to the Purchasing Agent as soon as they are available, copies of any reports and financial statements of the Issuer or the Guarantor furnished to or filed with the Commission or any United States or United Kingdom or other European national securities exchange on which any class of securities of the Issuer or the Guarantor is listed.

(f) That, from the date of any Terms Agreement with the Purchasing Agent and continuing to and including the related Time of Delivery, not to offer, sell, contract to sell or otherwise dispose of, in each case in the United States, any debt securities of the Issuer or the Guarantor which both mature more than one year after such Time of Delivery and are substantially similar to the Securities, without the prior written consent of the Purchasing Agent, such consent not to be unreasonably withheld.

(g) That each acceptance by the Issuer of an offer to purchase Securities hereunder (including any purchase by the Purchasing Agent as principal not pursuant to a Terms Agreement), and each execution and delivery by the Issuer and the Guarantor of a Terms Agreement with the Purchasing Agent, and each amendment or supplement of the Registration Statement or the Basic Prospectus by the Issuer or the Guarantor, shall be deemed to be an affirmation to the Purchasing Agent that the representations and warranties of the Issuer and the Guarantor contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement or of such amendment or supplement, as the case may be, as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the settlement date for the Securities relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented to each such date).

(h) That reasonably in advance of each time the Registration Statement or the Prospectus shall be amended or supplemented by the filing of the Guarantor's annual report on Form 20-F or the Guarantor's report on Form 6-K, containing consolidated financial statements for the first six months of the Guarantor's then current fiscal year and each time the Issuer sells Securities to the Purchasing Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by Davis Polk & Wardwell, counsel to the Purchasing Agent, as a condition to the purchase of Securities pursuant to such Terms Agreement, the Issuer and the Guarantor shall furnish to such counsel such papers and information as they may reasonably request to enable them to furnish to the Purchasing Agent the opinion or opinions referred to in Section V(d) hereof.

(i) (A) That each time the Registration Statement or Prospectus shall be amended or supplemented by the filing of the Guarantor's annual report on Form 20-F or the Guarantor's report on Form 6-K, containing consolidated financial statements for the first six months of the Guarantor's then current fiscal year and each time the Issuer sells Securities to the Purchasing Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion under this Section IV(i)(A) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Issuer and the Guarantor shall furnish or cause to be furnished forthwith to the Purchasing Agent a written opinion of Sullivan & Cromwell, United States counsel for the Issuer and the Guarantor, or other counsel for the Issuer and the Guarantor satisfactory to the Purchasing Agent, dated the date of such amendment, supplement, incorporation or Time of Delivery relating to such sale, as the case may be, in form reasonably satisfactory to the Purchasing Agent, to the effect that the Purchasing Agent may rely on the opinion of such counsel referred to in Section V(a) hereof which was last furnished to the Purchasing Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that in the case of an opinion delivered at a time other than a Time of Delivery or the filing of the Guarantor's annual report on Form 20-F such opinion need cover only the matters referred to in the last paragraph of Section V(a) and except that the statements in such last opinion shall be deemed to relate to the Registration Statement and Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section V(a) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date.

(B) That each time the Registration Statement or the Prospectus shall be amended or supplemented by the filing of the Guarantor's annual report on Form 20-F or the Guarantor's report on Form 6-K, containing consolidated financial statements for the first six months of the Guarantor's then current fiscal year and each time the Issuer sells Securities to the Purchasing Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion under this Section IV(i)(B) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Issuer and the Guarantor shall furnish or cause to be furnished forthwith to the Purchasing Agent a written opinion of Slaughter and May, English counsel for the Guarantor, or other counsel for the Guarantor satisfactory to the Purchasing Agent, dated the date of such amendment, supplement, incorporation or Time of Delivery relating to such sale, as the case may be, in form and substance reasonably satisfactory to the Purchasing Agent, to the effect that the Purchasing Agent may rely on the opinion of such counsel referred to in Section V(b) hereof which was last furnished to the Purchasing Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement or the Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section V(b) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date.

(C) That each time the Registration Statement or the Prospectus shall be amended or supplemented by the filing of the Guarantor's annual report on Form 20-F or the Guarantor's report on Form 6-K, containing consolidated financial statements for the first six months of the Guarantor's then current fiscal year and each time the Issuer sells Securities to the Purchasing Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion under this Section V(i)(C) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Issuer shall furnish or cause to be furnished forthwith to the Purchasing Agent a written opinion of Morton Fraser, Scottish counsel for the Issuer and the Guarantor, or other counsel for the Issuer and the Guarantor satisfactory to the Purchasing Agent, dated the date of such amendment, supplement, incorporation or Time of Delivery relating to such sale, as the case may be, in form reasonably satisfactory to the Purchasing Agent, to the effect that the Purchasing Agent may rely on the opinion of such counsel referred to in Section V(c) hereof which was last furnished to the Purchasing Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement or the Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section V(c) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date.

(j) That each time the Registration Statement or the Prospectus shall be amended or supplemented by the filing of the Guarantor's annual report on Form 20-F or the Guarantor's report on Form 6-K, containing consolidated financial statements for the first six months of the Guarantor's then current fiscal year, and each time the Issuer sells Securities to the Purchasing Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a letter under this Section IV(j) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Issuer and the Guarantor shall cause the independent auditors who have audited the financial statements of the Issuer, the Guarantor and their subsidiaries included in the Registration Statement and the Prospectus forthwith to furnish the Purchasing Agent a letter, dated the date of such amendment, supplement or Time of Delivery relating to such sale, as the case may be, in form reasonably satisfactory to the Purchasing Agent, of the same tenor as the letter referred to in Section V(e) hereof but modified to relate to the Registration Statement and the Prospectus as amended or supplemented to the date of such letter, with such changes as may be necessary to reflect changes in the financial statements and other information derived from the accounting records of the Issuer and the Guarantor, to the extent such financial statements and other information are available as of a date not more than three business days prior to the date of such letter; *provided, however,* that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section V(e) hereof which was last furnished to the Purchasing Agent.

(k) That each time the Registration Statement or the Prospectus shall be amended or supplemented by the filing of the Guarantor's annual report on Form 20-F or the Guarantor's report on Form 6-K, containing consolidated financial statements for the first six months of the Guarantor's then current fiscal year and each time the Issuer sells Securities to the Purchasing Agent as principal and the applicable Terms Agreement specifies the delivery of a certificate under this Section IV(k) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Issuer and the Guarantor shall furnish or cause to be furnished forthwith to the Purchasing Agent a certificate or certificates, dated the date of such supplement, amendment or Time of Delivery relating to such sale, as the case may be, in such form and executed by such officers of the Issuer and the Guarantor as shall be reasonably satisfactory to the Purchasing Agent, to the effect that the statements contained in the certificate or certificates referred to in Section V(i) hereof which was last furnished to the Purchasing Agent are true and correct in all material respects at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in lieu of such certificate or certificates, a certificate or certificates of the same tenor as the certificate or certificates referred to in said Section V(i) but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date; each such officer may certify to the best of his or her knowledge.

(l) To offer to any person who has agreed to purchase Securities as the result of an offer to purchase solicited by the Purchasing Agent the right to refuse to purchase and pay for such Securities if, on the related settlement date fixed pursuant to the Procedures, any condition set forth in Section V(f), (g), (h) or (k) hereof shall not have been satisfied (it being understood that the judgment of such person with respect to the impracticability or inadvisability of such purchase of Securities shall be substituted, for purposes of this Section IV(l), for the respective judgment of the Purchasing Agent with respect to certain matters referred to in such Sections V(f) and (h), and that the Purchasing Agent shall have no duty or obligation whatsoever to exercise the judgment permitted under such Section V(f) and (h) on behalf of any such person).

(m) The Issuer (as to itself) and the Guarantor (as to the Issuer and to itself) covenant and agree with the Purchasing Agent that the Issuer and the Guarantor will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Issuer's and the Guarantor's counsel and accountants in connection with the issuance of the Securities, the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, the Prospectus and any Pricing Supplements and all other amendments and supplements thereto, and the mailing and delivering of copies thereof to the Purchasing Agent; (ii) the reasonable fees, disbursements and expenses of counsel for the Purchasing Agent in connection with the establishment and updating of the program contemplated hereby, any opinions to be rendered by such counsel hereunder and the transactions contemplated hereunder; (iii) the cost of printing, preparing by word processor or reproducing any Terms Agreement, any Indenture, any Blue Sky and Legal Investment Memoranda and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iv) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section IV(b) hereof, including fees and disbursements of counsel for the Purchasing Agent in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (v) any fees charged by securities rating services for rating the Securities; (vi) the cost of preparing the Securities (including any global Securities); and (vii) the reasonable fees and expenses of the Trustee and any agent of the Trustee and any transfer or paying agent of the Issuer or of the Guarantor and the reasonable fees and disbursements of counsel for the Trustee and the Purchasing Agent in connection with the Indenture and the Securities. Except as provided in Sections VI and VII hereof, the Purchasing Agent shall pay all other expenses it incurs.

V.

The obligation of the Purchasing Agent, as agent of the Issuer and the Guarantor, at any time ("**Solicitation Time**") to solicit offers to purchase the Securities and the obligation of the Purchasing Agent to purchase Securities as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in the Purchasing Agent's discretion, to the condition that all representations and warranties and other statements of the Issuer and the Guarantor herein (and, in the case of an obligation under a Terms Agreement, in or incorporated in such Terms Agreement by reference) are true and correct at and as of the Commencement Date and any applicable date referred to in Section IV(k) hereof that is prior to such Solicitation Time or Time of Delivery, as the case may be, and at and as of such Solicitation Time or Time of Delivery, as the case may be, the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, the Issuer and the Guarantor shall have performed in all material respects all of their respective obligations hereunder theretofore to be performed, and the following additional conditions:

(a) Sullivan & Cromwell, United States counsel for the Issuer and the Guarantor, or other counsel for the Issuer and the Guarantor satisfactory to the Purchasing Agent, shall have furnished to the Purchasing Agent their written opinion, dated the Commencement Date and each applicable date referred to in Section IV(i)(A) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to the Purchasing Agent, to the effect that:

(i) assuming the Indenture has been duly authorized, executed and delivered by the Issuer insofar as the laws of Scotland are concerned, the Indenture has been duly executed and delivered by the Issuer, and, assuming the Indenture has been duly authorized, executed and delivered by the Guarantor insofar as the laws of England are concerned, the Indenture has been duly executed and delivered by the Guarantor, has been duly qualified under the Trust Indenture Act of 1939 and constitutes a valid and legally binding obligation of the Issuer and the Guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

(ii) assuming the Securities have been duly authorized by the Issuer insofar as the laws of Scotland are concerned, the Securities have been duly authorized by the Issuer, and when the terms of a particular Security and of its issuance and sale have been duly authorized and established by all necessary corporate action in conformity with the Indenture, and such Security has been duly completed, executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with this Agreement, such Security will constitute valid and legally binding obligations of the Issuer, enforceable in accordance with its terms and entitled to the benefits provided by the Indenture and Guarantee, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; when a particular Security has been duly authorized, executed, authenticated, issued and delivered by the Issuer, and the Guarantee corresponding to such Security has been duly executed, issued and delivered by the Guarantor, such Guarantee will constitute a valid and legally binding obligation of the Guarantor enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; in rendering such opinion at any time other than pursuant to a Terms Agreement such counsel may assume that at the time of issuance, sale and delivery of each particular Security the authorization of the Securities will not have been modified or rescinded and, with respect to each Security, that such Security and the Guarantee endorsed thereon will conform to the form of the Securities examined by them (such latter assumption may be made even if such opinion is rendered pursuant to a Terms Agreement) and that the Trustee's certificate of authentication of such Note will be manually signed by one of the Trustee's authorized officers; such counsel may also assume that at the time of the issuance, sale and delivery of each particular Security there will not have occurred any change in law affecting the validity, legally binding character or enforceability of such Security or the corresponding Guarantee and that the issuance, sale and delivery of such Security and such Guarantee, all of the terms of such Security and such Guarantee and the performance by the Issuer and the Guarantor of their respective obligations thereunder will comply with applicable law and with each requirement or restriction imposed by any court or governmental body having jurisdiction over the Issuer or the Guarantor and will not result in a default under or a breach of any agreement or instrument then binding upon the Issuer or the Guarantor;

(iii) assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Issuer insofar as the laws of Scotland are concerned, this Agreement and any applicable Terms Agreement, have been duly executed and delivered by the Issuer, and, assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Guarantor insofar as the laws of England are concerned, this Agreement and any applicable Terms Agreement, have been duly executed and delivered by the Guarantor;

(iv) the execution and delivery by the Issuer and the Guarantor of the Indenture and the Distribution Agreement do not, and the completion, execution and issuance of each particular Security and Guarantee in accordance with the Indenture and the sale by the Issuer of such Security in accordance with this Agreement and any applicable Terms Agreement and the performance by the Issuer and the Guarantor of their respective obligations under the Indenture, the Agreement and any applicable Terms Agreement, the Securities and the Guarantees will not violate any Federal law of the United States or any law of the State of New York applicable to the Issuer or the Guarantor; *provided, however,* that, with respect to this paragraph V(a)(viii), such counsel need express no opinion with respect to Federal or state securities laws, other anti-fraud laws, fraudulent transfer laws and laws that restrict transactions between United States persons and citizens or residents of certain foreign countries or specially designated nationals and organizations; *provided, further,* that insofar as performance by the Issuer and the Guarantor of their respective obligations under the Indenture, this Agreement, any applicable Terms Agreement, the Securities and the Guarantees is concerned, such counsel need express no opinion as to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights; and

(v) the Issuer is not an "investment company" or a company "controlled" by an "investment company" required to be registered under the United States Investment Company Act of 1940, as amended.

In rendering such opinion, such counsel may state that their opinion is limited to the Federal laws of the United States and the laws of the State of New York and such counsel may (i) note that, as to matters of English law, the Purchasing Agent has received the opinion of Slaughter and May, English counsel for the Guarantor, rendered pursuant to Section V(b) and as to matters of Scottish law, the opinion of Morton Fraser, Scottish counsel to the Issuer rendered pursuant to Section V(c); (ii) assume that the Issuer has been duly incorporated and is an existing company under the laws of Scotland, (iii) assume that the Guarantor has been duly incorporated and is an existing public limited company under the laws of England and Wales; (iv) assume that each Security issued by the Issuer will be duly executed and delivered in accordance with the laws of Scotland; and (v) assume that the Guarantees have been authorized in accordance with the laws of England and Wales and the Guarantee corresponding to each Security will be duly executed and delivered in accordance with the laws of England and Wales.

Such counsel may also state that, with the Purchasing Agent's approval, they have relied as to certain matters or information obtained from public officials, officers of the Issuer and the Guarantor and other sources believed by them to be responsible, and that they have assumed that the Indenture have been duly authorized, executed and delivered by the Trustee and that the signatures on all documents examined by them are genuine, assumptions which they have not independently verified.

Such counsel shall also state that they have reviewed the Registration Statement, the Basic Prospectus and the Prospectus Supplement and participated in discussions with representatives of the Issuer and the Guarantor and their English and Scottish counsel, representatives of the accountants for the Issuer and the Guarantor and representatives of the Purchasing Agent and their U.S. counsel; and on the basis of the information that they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law and the experience they have gained through their practice in this field, such counsel shall confirm to the Purchasing Agent that each part of the Registration Statement, when such part became effective, and the Basic Prospectus, as supplemented by the Prospectus Supplement as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act, the Trust Indenture Act of 1939 and the applicable rules and regulations of the Commission thereunder; and nothing that has come to the attention of such counsel has caused them to believe (a) that any part of the Registration Statement, when such part became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Basic Prospectus as supplemented by the Prospectus Supplement as of the date of the Prospectus Supplement, contained any untrue statement of material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading or (b) that, in the course of specified procedures performed by them subsequent to the effective date of the Registration Statement, the Basic Prospectus, as supplemented by a Prospectus Supplement, as of the date of such opinion contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such opinion may state (1) that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, Basic Prospectus or the Prospectus Supplement except for those made under the captions "Description of Debt Securities and Guarantees" and "Certain U.S. Federal and U.K. Tax Considerations—United States Taxation of Debt Securities" in the Basic Prospectus and "Description of Notes" in the Prospectus Supplement insofar as they relate to the provisions of documents therein described and (2) that they do not express any opinion or belief as to the financial statements or other financial data or as to any statement made by English counsel to the Guarantor with respect to English law or any statement made by the Scottish counsel to the Issuer with respect to Scottish law, in each case, contained in the Registration Statement, the Basic Prospectus or any Prospectus Supplement, or documents incorporated by reference therein, or as to the statement of the eligibility and qualification of the Trustee under the Indenture under which the Securities are being issued.

(b) Slaughter and May, English counsel for the Guarantor, or other English counsel for the Guarantor satisfactory to the Purchasing Agent, shall have furnished to the Purchasing Agent their written opinion, dated the Commencement Date and each applicable date referred to in Section IV(i)(B) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to the Purchasing Agent, to the effect that:

(i) the Guarantor is a public limited company duly incorporated under the laws of England and Wales and is a validly existing company;

(ii) the execution and delivery of the Indenture, the Guarantees, this Agreement, and any applicable Terms Agreement have been duly authorized by the Guarantor and the Indenture, the Guarantees, this Agreement, and any applicable Terms Agreement will have been duly executed and delivered by the Guarantor;

(iii) the choice of the laws of the State of New York as the governing law of the Indenture, the Guarantees, this Agreement, and any applicable Terms Agreement is a valid choice of law; the validity and binding nature of the obligations contained in the Indenture, the Guarantees, this Agreement, and any applicable Terms Agreement are expressed to be governed by New York law;

(iv) on the assumption that the Indenture, the Guarantees, this Agreement, and any applicable Terms Agreement create valid and binding obligations of the parties under New York law, English law will not prevent any provisions of the Indenture, the Guarantees, this Agreement, or any applicable Terms Agreement from being valid and binding obligations of the Guarantor;

(v) the execution and delivery by the Guarantor of, and the performance by the Guarantor of its obligations under, the Indenture, the Guarantees, this Agreement, and any applicable Terms Agreement will not contravene (i) any law of England and Wales in a manner which would render such performance, insofar as it relates to the Guarantor's payment obligations, unlawful; or (ii) the Memorandum and Articles of Association of the Guarantor;

(vi) there are no required authorizations, approvals or consents of, or registration or filing with, any court, governmental or regulatory authority of or with the United Kingdom required in connection with the execution, delivery and performance of this Agreement, any applicable Terms Agreement, the Guarantees, and the Indenture by the Guarantor;

(vii) a final and conclusive judgment against the Guarantor for a definite sum of money entered by any Federal or State court in the United States of America in any suit, action or proceeding arising out of or in connection with the Indenture, the Guarantees, this Agreement, or any applicable Terms Agreement would be enforced by the English courts, without re-examination or re-litigation of the matters adjudicated upon, by the English courts, *provided* that:

(a) the judgment was not obtained by fraud;
(b) the enforcement of the judgment would not be contrary to English public policy;
(c) the judgment was not obtained in proceedings contrary to natural justice;
(d) the judgment is not inconsistent with an English judgment in respect of the same matter;
(e) the judgment is not for multiple damages; and
(f) enforcement proceedings are instituted within six years after the date of the judgment;

(viii) assuming that the submission to the non-exclusive jurisdiction of any Federal or State court in the Borough of Manhattan, The City of New York (the "**New York Courts**") contained in the Indenture, this Agreement, and any applicable Terms Agreement is valid and binding under New York law, (a) English law will not prevent the same from being valid and binding upon the Guarantor, (b) the Guarantor is not prevented by its Memorandum and Articles of Association or any overriding principles of English law from agreeing to waive any objection, pursuant to the Indenture, this Agreement, or any applicable Terms Agreement to the venue of proceedings in the New York Courts and (c) such waiver is valid and binding under the laws of England and Wales;

(ix) service of process effected in the manner set forth in Section XIII of this Agreement and Section 115 of the Indenture, assuming its validity and effectiveness under New York law, will be effective, insofar as the laws of England and Wales are concerned, to confer valid jurisdiction over the Guarantor;

(x) the Guarantor has the power to submit, and has taken all necessary corporate action to submit, to the jurisdiction of any New York Court, and to appoint Guinness UDV North America, Inc. as its authorized agent for the purposes and to the extent described in Section XIII of this Agreement and in Section 115 of Indenture; and

(xi) the statements in the "Enforceability of Certain Civil Liabilities", "Description of Debt Securities and Guarantees — Payment of Additional Amounts" and "Certain US Federal and UK Tax Considerations—United Kingdom Taxation of Debt Securities" sections of the Prospectus, insofar as they are summaries of tax considerations or refer to statements of law or legal conclusions, in all material respects present fairly the information shown.

In rendering such opinion, such counsel may state that such opinion is confined to and given on the basis of English law as currently applied by the English courts and on the basis that it will be governed by and construed and have effect in accordance with English law. Such opinion also may state that nothing therein is to be taken as indicating that the remedy of an order for specific performance or the issue of an injunction would be available in an English court in respect of the obligations arising under either Indenture, the Guarantees, this

Agreement, or any applicable Terms Agreement in that such remedies are available only at the discretion of the court and are not usually granted where damages would be an adequate remedy. Also in giving such opinion, such counsel may rely upon the opinion or opinions of counsel named in Section V(a) as to matters of New York and United States federal law.

(c) If applicable, Morton Fraser, Scottish counsel for the Issuer and the Guarantor, or other counsel for the Issuer and the Guarantor satisfactory to the Purchasing Agent, shall have furnished to the Purchasing Agent their written opinion, dated the Commencement Date and each applicable date referred to in Section IV(i)(C) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to the Purchasing Agent, to the effect that:

(i) the Issuer is a public limited company, duly incorporated, validly existing and registered under the laws of Scotland, and has the full corporate power and authority to execute, deliver and perform its obligations under the Indenture, the Securities, this Agreement, and any applicable Terms Agreement;

(ii) the Indenture has been duly authorized, executed and delivered by the Issuer and, on the assumption that the Indenture creates valid and binding obligations of the parties under New York law, Scottish law will not prevent any provision of the Indenture from being a valid and binding obligation of the Issuer, subject to all limitations resulting from bankruptcy, insolvency, liquidation, receivership, administration, reorganization of the Issuer and court schemes, moratoria and similar laws of general application affecting the enforcement of creditors' rights applicable to the Issuer;

(iii) the Securities have been duly authorized, executed, authenticated and issued and delivered by the Issuer and, on the assumption that the Securities create valid and binding obligations of the parties thereto under New York law, Scottish law will not prevent any provision of the Securities from being a valid and binding obligation of the Issuer subject to all limitations resulting from bankruptcy, insolvency, liquidation, receivership, administration and reorganization of the Issuer and court schemes, moratoria and similar laws of general application affecting the enforcement of creditors' rights applicable to the Issuer;

(iv) this Agreement and any applicable Terms Agreement have been duly authorized, executed, and delivered by the Issuer and, on the assumption that this Agreement and any applicable Terms Agreement create valid and binding obligations of the parties hereto under New York law, Scottish law will not prevent any provision of this Agreement or any applicable Terms Agreement from being a valid and binding obligation of the Issuer subject to all limitations resulting from bankruptcy, insolvency, liquidation, receivership, administration and reorganization of the Issuer and court schemes, moratoria and similar laws of general application affecting the enforcement of creditors' rights applicable to the Issuer;

(v) the execution and delivery by the Issuer of, and the performance by the Issuer of its obligations under, this Agreement, any applicable Terms Agreement, the Securities, and the Indenture will not contravene any provision of Scottish law or the Memorandum and Articles of Association of the Issuer or any agreement or other instrument binding upon the Issuer or any of its subsidiaries that, in each case, is material to the Issuer or any of its subsidiaries, taken as a whole, or any material judgment, order or decree of any governmental body, agency or court having jurisdiction over the Issuer or any such subsidiary;

(vi) there are no required authorizations, approvals or consents of, or registration or filing with, any governmental or regulatory authority of or with the United Kingdom required in connection with the execution, delivery and performance of the Securities by the Issuer, or of this Agreement, any applicable Terms Agreement, and the Indenture by the Issuer;

(vii) the choice of law of the State of New York to govern the Indenture, this Agreement, any applicable Terms Agreement and the Securities is competent in terms of Scottish law and will be recognized and given effect to by the courts in Scotland; the validity and binding nature of the obligations contained in the Indenture, any applicable Terms Agreement and the Securities are governed by New York law;

(viii) a judgement duly obtained in the courts of New York or Federal courts of the United States of America sitting in New York in respect of the Indenture, this Agreement, any applicable Terms Agreement or the Securities will be enforceable in Scotland, *provided* that such judgement:

(a) is based on the exercise of personal jurisdiction by the court issuing the judgement;
(b) is for a debt or an ascertained sum of money;
(c) is final and conclusive;
(d) is not inconsistent with a decree of a Scottish court in respect of the same matter;
(e) is sought to be enforced by properly instituted and served proceedings within five years of the date of such judgement; and is not challengeable on the grounds of:

(1) absence of jurisdiction;
(2) fraud;
(3) public policy;
(4) natural justice;
(5) being a fine or penalty; or
(6) res judicata;

(ix) the submission to the non-exclusive jurisdiction of any Federal or the New York Courts contained in this Agreement, the Indenture, and any applicable Terms Agreement is valid under Scottish law, and the Issuer is not prevented by its Memorandum and Articles of Association or any overriding principles of Scottish law from agreeing to waive any objection, pursuant to this Agreement, the Indenture, or any applicable Terms Agreement to the venue of proceedings in the New York Courts, and such waiver is valid and binding under the laws of Scotland;

(x) service of process effected in the manner set forth in Section XII of this Agreement and Section 115 of the Indenture, assuming its validity and effectiveness under New York law, will be effective, insofar as the laws of Scotland are concerned, to confer valid jurisdiction over the Issuer; and

(xi) the Issuer has the power to submit, and has taken all necessary corporate action to submit, to the jurisdiction of any New York Court, and to appoint Guinness UDV North America, Inc. as its authorized agent for the purposes and to the extent described in Section XII of this Agreement and in Section 115 of the Indenture.

In rendering such opinion, such counsel may state that they do not express any opinion concerning any law other than the laws operative for the time being in Scotland and that their opinion is based on the laws of Scotland in force on the date thereof and is addressed to the Purchasing Agent solely for their own benefit in relation to the offering of the Securities and, except with their prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person or used or relied upon by the Purchasing Agent or other addresses thereof for any other purpose.

Such opinion may also state that nothing therein is to be taken as indicating that the remedy of a decree of specific implement or the grant of the prayer of a petition for interdict would be available in a Scottish court in respect of the obligations arising under the Indenture, the Guarantee, this Agreement, or any applicable Terms Agreement in that such remedies are available only at the discretion of the court and are not usually granted where damages would be an adequate remedy. Also in giving such opinion, such counsel may rely upon the opinion or opinions of counsel named in Section V(a) to matters of New York and United States federal law.

(d) Davis Polk & Wardwell, counsel to the Purchasing Agent, shall have furnished to the Purchasing Agent (i) such opinion or opinions, dated the Commencement Date, covering certain of the matters referred to in subparagraph (i), (ii), and (iii) and the last paragraph of clause (a) of this Section V, and (ii) if and to the extent requested by the Purchasing Agent, with respect to each applicable date referred to in Section IV(h) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, an opinion or opinions, dated such applicable date, to the effect that the Purchasing Agent may rely on the opinion or opinions which were last furnished to the Purchasing Agent pursuant to this Section V(d) to the same extent as though it or they were dated the date of such letter authorizing reliance (except that the statements in such last opinion or opinions shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in any case, in lieu of such an opinion or opinions, an opinion or opinions of the same tenor as the opinion or opinions referred to in clause (i) but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date; and in each case such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters; in giving such opinion, such counsel may rely upon the opinion or opinions of counsel named in Section V(b) as to matters of English law and of counsel named in Section V(c) as to matters of Scottish law.

(e) On the Commencement Date and on each applicable date referred to in Section IV(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, the independent auditors who have audited the financial statements of the Issuer and the Guarantor and their subsidiaries included in the Registration Statement and the Prospectus shall have furnished to the Purchasing Agent a letter, dated the Commencement Date or such applicable date, as the case may be, in form and substance reasonably satisfactory to the Purchasing Agent, containing statements and information of the type ordinarily included in accountants' "comfort letters" to agents or underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus, both as amended or supplemented.

(f) There shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations, of the Guarantor and its subsidiaries, taken as a whole, from that set forth in the Registration Statement and Prospectus, as amended or supplemented, that, in the reasonable judgment of the Purchasing Agent, is material and adverse and that makes it, in the reasonable judgment of the Purchasing Agent after consultation with the Issuer and the Guarantor, impracticable or inadvisable to market the Securities on the terms and in the manner contemplated in the Prospectus and Prospectus Supplement.

(g) There shall not have been any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the Issuer's or the Guarantor's securities by any "nationally recognized statistical rating organization" as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

(h) There shall not have occurred any of the following: (i) trading generally shall have been suspended or materially limited on or by, as the case may be, any of The New York Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers, Inc., the Chicago Board Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade, (ii) trading of any securities of the Issuer or the Guarantor shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in the reasonable judgment of the Purchasing Agent, is material and adverse and, in the case of any of the events specified in clauses (i) through (iv), such event singly or together with any other such event, makes it, in the reasonable judgment of the Purchasing Agent after consultation with the Issuer and the Guarantor, impracticable or inadvisable to market the Securities on the terms and in the manner contemplated in the Prospectus as amended or supplemented.

(i) The Issuer and the Guarantor shall have furnished or caused to be furnished to the Purchasing Agent certificates of officers of the Issuer and the Guarantor dated the Commencement Date and each applicable date referred to in Section IV(k) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in such form and executed by such officers of the Issuer and the Guarantor as shall be reasonably satisfactory to the Purchasing Agent, as to the accuracy of the representations and warranties of the Issuer and the Guarantor herein at and as of the Commencement Date or such applicable date, as the case may be, as to the performance in all material respects by the Issuer and the Guarantor of all of their obligations hereunder to be performed at or prior to the Commencement Date or such applicable date, as the case may be, as to the matters set forth in subsection (g) of this Section V, and as to such other matters as the Purchasing Agent may reasonably request.

(j) The applicable Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424 within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect.

(k) The Securities and the Guarantees to be delivered shall have been approved for listing on The New York Stock Exchange, Inc. or any other internationally recognized stock exchange that is recognized within the meaning of Section 841 of the United Kingdom Income and Corporation Taxes Act 1988, as amended (or any successor provision thereto).

VI.

The Issuer and the Guarantor jointly and severally agree to indemnify and hold harmless the Purchasing Agent and each person, if any, who controls the Purchasing Agent within the meaning of either Section 15 of the Securities Act or

Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including without limitation the legal fees and other expenses incurred in connection with any suit, action or proceeding on any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus (as amended or supplemented if the Issuer or the Guarantor shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Purchasing Agent furnished to the Issuer or the Guarantor in writing by the Purchasing Agent expressly for use therein; *provided, however,* the foregoing indemnity with respect to any untrue statement or omission or alleged untrue statement or omission made in a preliminary prospectus shall not inure to the benefit of the Purchasing Agent (or any person controlling the Purchasing Agent) from whom the person asserting any such loss, liability, claim, damage or expense purchased any of the Securities that are the subject thereof if such person was not sent or given a copy of the Prospectus (or the Prospectus as amended or supplemented) (if the Issuer or the Guarantor shall have furnished any amendments or supplements thereto to the Purchasing Agent), at or prior to the written confirmation of the sale of such Securities to such person and the untrue statement or omission or alleged untrue statement or omission made in such preliminary prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented).

The Purchasing Agent agrees to indemnify and hold harmless each of the Issuer and the Guarantor, their respective directors, their respective officers who sign the Registration Statement and each person, if any, who controls each of the Issuer or the Guarantor within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Issuer and the Guarantor to the Purchasing Agent, but only with reference to information relating to the Purchasing Agent furnished to the Issuer or the Guarantor in writing by the Purchasing Agent expressly for use in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto.

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (hereinafter called the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "indemnifying party") in writing (or by facsimile and confirmed in writing) and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Purchasing Agent in the case of the parties indemnified pursuant to the second preceding paragraph and by the Issuer and the Guarantor in the case of parties indemnified pursuant to the first preceding paragraph. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there shall be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the third sentence of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceedings.

If the indemnification provided for in the first or second paragraph of this Section VI is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Guarantor, on the one hand, and the Purchasing Agent, on the other hand, from the offering of the Securities to which such loss, claim, damage, liability or action in respect thereof relates or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer and the Guarantor, on the one hand, and of the Purchasing Agent, on the other hand, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantor, on the one hand, and the Purchasing Agent, on the other hand, shall be deemed to be in the same respective proportions as the net proceeds from such offering (before deducting expenses) received by the Issuer and the total discounts and commissions received by the Purchasing Agent, in respect thereof. The relative fault of the Issuer and the Guarantor, on the one hand, and of the Purchasing Agent, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer and the Guarantor, on the one hand, or by the Purchasing Agent, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Issuer, the Guarantor and the Purchasing Agent agree that it would not be just and equitable if contribution pursuant to this Section VI were determined by pro rata allocation or by any other method or allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section VI, the Purchasing Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities referred to in the preceding paragraph and purchased by it or through it were sold exceeds the amount of any damages that the Purchasing Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this

Section VI are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

VII.

The Purchasing Agent, in soliciting offers to purchase Securities from the Issuer and in performing the other obligations hereunder (other than in respect of any purchase by the Purchasing Agent as principal, pursuant to a Terms Agreement or otherwise), is acting solely as agent for the Issuer and the Guarantor and not as principal. The Purchasing Agent will make reasonable efforts to assist the Issuer in obtaining performance by each purchaser whose offer to purchase Securities from the Issuer was solicited by the Purchasing Agent and has been accepted by the Issuer, but the Purchasing Agent shall not have any liability to the Issuer or the Guarantor in the event such purchase is not consummated for any reason. If the Issuer shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, the Issuer and the Guarantor shall (i) hold the Purchasing Agent harmless against any loss, claim or damage arising from or as a result of such default by the Issuer or the Guarantor and (ii) notwithstanding such default, pay to the Purchasing Agent any commission to which it would be entitled in connection with such sale absent such default.

VIII.

The respective indemnities, agreements, representations, warranties and other statements of the Purchasing Agent, the Issuer and the Guarantor contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or any applicable Terms Agreement, (ii) any investigation made by or on behalf of the Purchasing Agent or any person controlling the Purchasing Agent or by or on behalf of the Issuer, the Guarantor, their respective officers or directors or any other person controlling the Issuer or the Guarantor and (iii) acceptance of and payment for any of the Securities.

IX.

The provisions of this Agreement authorizing the solicitation of offers to purchase Securities from the Issuer by the Purchasing Agent, as agent to the Issuer, may be suspended or terminated at any time by the Issuer and the

Guarantor upon the giving of written notice of such suspension or termination to the Purchasing Agent or the Issuer, as the case may be. In the event of such suspension or termination with respect to the Purchasing Agent, (x) this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to Securities which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination and (y) in any event, this Agreement shall remain in full force and effect insofar as the third paragraph of Section II(a) with respect to solicitations made prior to such suspension or termination, Section IV(e), Section IV(m), Section VI, Section VII and Section VIII are concerned.

X.

Unless otherwise provided herein, all notices required under the terms and provisions hereof shall be in writing, either delivered by hand, by mail or by telex, telecopier or telegram, and any such notice shall be effective when received at the address specified below.

If to Diageo Capital plc or Diageo plc:

8 Henrietta Place
London W1G ONB
Attention: Company Secretary
Telecopy No.: 011-44-20-7927-4637

If to the Purchasing Agent:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center Floor 15
New York, New York 10080
Attention: Transaction Management Group
Telecopy No.: (212) 449-2234

or at such other address as such party may designate from time to time by notice duly given in accordance with the terms of this Section X.

XI.

This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, the parties hereto or thereto, respectively, and to the extent provided in Section VI and Section VII hereof, the officers and directors of each of the Issuer and the Guarantor and any person who controls the Purchasing Agent or the Issuer or the Guarantor, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement. No purchaser of any of the Securities through or from the Purchasing Agent hereunder shall be deemed a successor or assign by reason merely of such purchase.

XII.

The Issuer and the Guarantor have appointed Guinness UDV North America, Inc. as its authorized agent (the "**Authorized Agent**") upon which process may be served in any action based on this Agreement that may be instituted in any state or federal court in the City, County and State of New York by the Purchasing Agent or by any person controlling the Purchasing Agent, and expressly accepts the jurisdiction of any such court in respect of such action. Unless otherwise agreed by the Purchasing Agent and their counsel, such appointment shall be irrevocable for a period of three years from and after the completion of sale of all the Securities unless and until a successor Authorized Agent shall be appointed and such successor shall accept such appointment for the remainder of such three-year period. Each of the Issuer and the Guarantor represents to the Purchasing Agent that it has notified the Authorized Agent of such designation and appointment and that Authorized Agent has accepted the same in writing. The Issuer and the Guarantor will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Issuer or the Guarantor (mailed or delivered as aforesaid) shall be deemed, in every respect, effective service of process upon the Issuer or the Guarantor. Notwithstanding the foregoing, any action based on this Agreement may be instituted by the Purchasing Agent against the Issuer or the Guarantor in any competent court in Scotland or England and Wales.

XIII.

Time shall be of the essence in this Agreement and any Terms Agreement. As used herein, the term "**business day**" shall mean any day when the office of the Commission in Washington, D.C. is normally open for business and when banking institutions are not generally authorized or required by law or regulation to close in London.

XIV.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

XV.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us ten counterparts hereof, whereupon this letter and your acceptance thereof shall constitute a binding agreement between the Issuer and the Guarantor and you in accordance with its terms.

Very truly yours,

DIAGEO CAPITAL PLC

By ______________________________
Name:
Title:

DIAGEO PLC

By ______________________________
Name:
Title:

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

MERRILL LYNCH, PIERCE, FENNER
& SMITH INCORPORATED

By ______________________________
Name:
Title:

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EXHIBIT A

PRICING TERMS

Principal Amount: $___________

Interest Rate:

Interest Payment Dates:

Redemption Dates:

Option Repayment Date(s):

Survivor's Option:

Original Issue Date:

Stated Maturity Date:

Authorized Denomination:

Issue Price:

[Price to Public:___% plus accrued interest, if any, from ___________]

Settlement Date and Time:

Additional/Other Terms:

Also, in connection with the purchase of Securities from the Issuer by the Purchasing Agent as principal, agreement as to whether the following will be required:

Legal Opinions pursuant to Section IV(h) and (i) of the Distribution Agreement.

Comfort Letter Pursuant to Section IV(j) of the Distribution Agreement.

Officer's Certificate pursuant to Section IV(k) of the Distribution Agreement.

MERRILL LYNCH, PIERCE, FENNER
& SMITH INCORPORATED

By: ______________________________

Name:

Title:

ACCEPTED

DIAGEO CAPITAL PLC

By: ______________________________
Name:
Title:

DIAGEO PLC

By: ______________________________
Name:
Title:

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Administrative Procedures

These Procedures relate to the Securities defined in the Distribution Agreement, dated March 22, 2002 (the "**Distribution Agreement**"), among Diageo Capital plc (the "**Issuer**"), Diageo plc (the "**Guarantor**") and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "**Purchasing Agent**"), to which these Procedures are attached as Exhibit B.

Defined terms used herein and not defined herein shall have the meanings given such terms in the Distribution Agreement, in the Prospectus (as defined in the Distribution Agreement) as amended or supplemented or in the Indenture (as defined in the Distribution Agreement).

The procedures to be followed with respect to the settlement of sales of Securities directly by the Issuer to purchasers solicited by the Purchasing Agent, as agent, are set forth below. The terms related to a purchase of Securities by the Purchasing Agent, as principal, from the Issuer will be set forth in a Terms Agreement pursuant to Section II(b) of the Distribution Agreement, and the procedures to be followed with respect to the settlement of such sale will be as set forth below. Securities purchased by the Purchasing Agent as principal may be resold to broker-dealers pursuant to a written agreement containing a representation from such broker-dealer substantially to the effect that (1) in purchasing Securities such broker-dealer will rely on no statement other than the statements in the Prospectus delivered to it by the Purchasing Agent, (2) such broker-dealer is not authorized by the Issuer to give any information or make any representation not contained in the Prospectus in connection with the sale of any Securities, and (3) in selling Securities such broker-dealer will comply with applicable provisions of the Securities Act and the Exchange Act, the applicable rules and regulations of the Commission thereunder, the applicable rules and regulations of the National Association of Securities Dealers, Inc., and the applicable rules and regulations of any securities exchange having jurisdiction over an offering of the Securities.

The Issuer will advise the Purchasing Agent in writing of those persons with whom it is to communicate regarding offers to purchase Securities and the related settlement details.

Each Security will be represented by a global security in registered form (each a "**Global Security**"). Each Security will be authenticated by the Trustee, pursuant to the terms of the Indenture. Thereafter, it will be delivered to the Trustee, as agent for The Depository Trust Company ("**DTC**"), and recorded, in the book-entry system maintained by DTC (and as so recorded, is referred to herein as a "**Book-Entry Security**"). An owner of a Book-Entry Security will not be entitled to receive a certificate representing such a Security, except as provided in the Indenture.

Each Global Security shall be listed by the Issuer on The New York Stock Exchange (the "**NYSE**") or any other internationally recognized stock exchange that is recognized within the meaning of Section 841 of the United Kingdom Income and Corporation Taxes Act 1988, as amended (or any successor provision thereto). The Issuer has executed and delivered an application to list the Securities on the NYSE and such application has been approved by the NYSE, subject to the condition that the Securities represented by each Global Security must meet the NYSE listing requirements, including a minimum principal amount requirement, which, as of the date of the Distribution Agreement, is U.S. $5,000,000. The procedures for effecting the listing of each Global Security are described below.

Part I hereof contains procedures of general applicability and Part II hereof contains procedures relevant to the qualification and settlement of Book-Entry Securities.

I. Procedures Generally Applicable

Posting Rates by Issuer:

The Issuer and the Purchasing Agent will discuss from time to time the rates of interest per annum to be borne by and the maturity of Securities that may be sold as a result of the solicitation of offers by the Purchasing Agent. The Issuer shall establish a fixed set of interest rates and maturities for an offering period ("**posting**"). If the Issuer decides to change already posted rates, it will promptly advise the Purchasing Agent to suspend solicitation of offers until the new posted rates have been established with the Purchasing Agent.

The Trustee will assign a CUSIP number to the Global Security for which such rates and maturities have been posted from a list of CUSIP numbers previously delivered to the Trustee by the Issuer representing such Book-Entry Security and will then advise the Issuer and the Purchasing Agent of such CUSIP number.

Acceptance of Offers by Issuer:

The Purchasing Agent will promptly advise the Issuer by telephone or other appropriate means of all reasonable offers to purchase Securities, other than those rejected by the Purchasing Agent. The Purchasing Agent may, in its discretion reasonably exercised, reject any offer received by it in whole or in part.

The Purchasing Agent also may make offers to the Issuer to purchase Securities as a principal. The Issuer will have the sole right to accept offers to purchase Securities and may reject any such offer in whole or in part.

The Issuer will promptly notify the Purchasing Agent of its acceptance or rejection of an offer to purchase Securities. If the Issuer accepts an offer to purchase Securities, it and the Guarantor will confirm such acceptance in writing to the Purchasing Agent and will promptly notify the Trustee, with written confirmation following thereafter.

Communication of Sale Information to Issuer by Purchasing Agent:

After the acceptance of an offer by the Issuer and the Guarantor, the Purchasing Agent will communicate the following details of the terms of such offer (the "**Sale Information**") to the Issuer by telephone (confirmed in writing) or by facsimile transmission or other acceptable written means:

(1) Principal amount of Securities to be purchased;

(2) The interest rate and the initial Interest Payment Date;

(3) Maturity Date;

(4) Issue Price;

(5) The Purchasing Agent's commission or discount, as the case may be;

(6) Settlement Date;

(7) Whether the Security is redeemable prior to the Maturity Date and the terms of such redemption;

(8) If an Original Issue Discount ("**OID**") Security:

- (i) Total Amount of OID,
- (ii) Yield to Maturity, and
- (iii) Initial Accrual Period OID;

(9) Whether the Security is subject to a Survivor's Option; and

(10) Such other terms as are necessary to complete the applicable terms of the Security.

Preparation of Pricing Supplement by Issuer:

If the Issuer accepts an offer to purchase a Security, it will prepare a Pricing Supplement, substantially in the form attached hereto, along with a transmittal letter, as Exhibit B-i. The Issuer will supply by electronic mail at least one copy of such Pricing Supplement in Adobe "pdf" format to the Purchasing Agent at each of the following addresses (or such other addresses as specified by the Purchasing Agent from time to time) not later than 11:00 a.m., New York City time, on the business day following the date of acceptance of such offer, or if the Issuer and the purchaser agree to settlement on the date of such acceptance, not later than Noon, New York City time, on such date: mtnsuppl@na2.us.ml.com, agenther@exchange.ml.com, and gkobes@exchange.ml.com. The Issuer will arrange to have ten Pricing Supplements filed with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Securities Act.

Delivery of Confirmation and Prospectus to Purchaser by Purchasing Agent:

The Purchasing Agent, soliciting as an agent, will promptly deliver to the purchaser of a Security a written confirmation of the sale and delivery and payment instructions. In addition, the Purchasing Agent will deliver to such purchaser or its agent the Prospectus as amended or supplemented (including the Pricing Supplement) in relation to such Security prior to or together with the earlier of the delivery to such purchaser or its agent of (a) the confirmation of sale or (b) the Security.

II. Procedures Applicable to Book-Entry Securities

In connection with the qualification of the Book-Entry Securities for eligibility in the book-entry system maintained by DTC, the Trustee will perform the custodial, document control and administrative functions described below, in accordance with its obligations under a Letter of Representations from the Issuer and the Trustee to DTC, dated as of March 22, 2002 (the "**Letter of Representations**"), as well as under a Medium-Term Note Certificate Agreement between the Trustee and DTC, dated as of October 31, 1988 (the "**Certificate Agreement**"), and the Trustee's obligations as a participant in DTC, including DTC's Same-Day Funds Settlement System.

Settlement Procedures:

After the acceptance of an offer by the Issuer and the Guarantor, the Purchasing Agent will communicate promptly, but in no event later than 5:00 p.m.

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New York City time on the day of the acceptance of an offer by the Issuer, the Sale Information to the Issuer by telephone (confirmed in writing) or by facsimile transmission or other acceptable written means.

A. After receiving the Sale Information from the Purchasing Agent, the Issuer and the Guarantor will communicate such Sale Information (together with the name of the Purchasing Agent) to the Trustee by facsimile transmission or other acceptable written means.

B. If applicable, the Issuer shall file with the Commission a registration statement on Form 8-A, substantially in the form attached hereto, along with a form transmittal letter, as Exhibit B-ii, relating to the Securities represented by such Global Security.

The Issuer shall send to the NYSE a copy of the Pricing Supplement and the registration statement on Form 8-A relating to the Securities represented by each Global Security in order to effect the listing of such Securities on the NYSE. The Issuer may also execute and deliver an application to list the Securities represented by such Global Security on another internationally recognized stock exchange that is recognized within the meaning of Section 841 of the United Kingdom Income and Corporation Taxes Act 1988, as amended (or any successor provision thereto).

C. The Trustee will enter a pending deposit message through DTC's Participant Terminal System, providing the following settlement information to DTC and DTC shall forward such information to the Purchasing Agent:

(1) The applicable Sale Information;

(2) CUSIP number of the Global Security representing such Book-Entry Security;

(3) Whether such Global Security will represent any other Book-Entry Security (to the extent known at such time);

(4) Number of participant accounts maintained by DTC on behalf of the Purchasing Agent;

(5) The interest payment period;

(6) Initial Interest Payment Date for such Book-Entry Security, the number of days by which such date succeeds the record

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date for DTC's purposes (which shall be the Regular Record Date, as defined in the Security) and, if calculable at that time, the amount of interest payable on such Interest Payment Date; and

(7) Whether such Security is an amortizing Security (by an appropriate notation in the comments field of DTC's Participant Terminal System).

The Trustee shall additionally inform DTC that the Book-Entry Security is being submitted to DTC pursuant to the Letter of Representations.

D. The Trustee will complete and authenticate the Global Security previously delivered by the Issuer representing such Book-Entry Security.

E. DTC will credit such Book-Entry Security to the Trustee's participant account at DTC.

F. The Trustee will enter a Same Day Funds Settlement System ("**SDFS**") deliver order through DTC's Participant Terminal System instructing DTC to (i) debit such Book-Entry Security to the Trustee's participant account and credit such Book-Entry Security to the Purchasing Agent's participant account and (ii) debit the Purchasing Agent's settlement account and credit the Trustee's settlement account for an amount equal to the price of such Book-Entry Security less the Purchasing Agent's commission or discount. The entry of such a deliver order shall constitute a representation and warranty by the Trustee to DTC that (a) the Global Security representing such Book-Entry Security has been issued and authenticated and (b) the Trustee is holding such Global Security pursuant to the Certificate Agreement.

G. The Purchasing Agent will enter an SDFS deliver order through DTC's Participant Terminal System instructing DTC (i) to debit such Book-Entry Security to the Purchasing Agent's participant account and credit such Book-Entry Security to the participant accounts of the relevant participants with respect to such Book-Entry Security and (ii) to debit the settlement accounts of such relevant participants and credit the settlement account of the Purchasing Agent for an amount equal to the price of such Book-Entry Security.

H. Transfers of funds in accordance with SDFS delivery orders described in Settlement Procedures "F" and "G" will be settled in accordance with SDFS operating procedures in effect on the settlement date.

I. Upon confirmation of receipt of funds, the Trustee will transfer to the account of the Issuer maintained at the Trustee, New York, New York, or such other account as the Issuer may have previously specified to the Trustee, funds available for immediate use in the amount transferred to the Trustee in accordance with Settlement Procedure "F".

J. Upon request, the Trustee will send to the Issuer a statement setting forth the principal amount of Book-Entry Securities outstanding as of that date under the Indenture.

K. The Purchasing Agent will confirm the purchase of such Book-Entry Security to the purchaser either by transmitting to the relevant participants with respect to such Book-Entry Security a confirmation order or orders through DTC's institutional delivery system or by mailing a written confirmation to such purchaser.

L. DTC will at any time, upon request of the Issuer or the Trustee, promptly furnish to the Issuer or the Trustee a list of the names and addresses of the participants for whom DTC has credited Book-Entry Securities.

Date of Settlement:

The receipt by the Issuer of immediately available funds in payment for a Book-Entry Security and the authentication and issuance of the Global Security representing such Book-Entry Security shall constitute "settlement" with respect to such Book-Entry Security. All offers accepted by the Issuer will be settled on the third business day (or the fourth business day if on the date of acceptance such acceptance is made after 4:30 p.m. New York City time) pursuant to the timetable for settlement set forth below unless the Issuer and the purchaser agree to settlement on another day which shall be no earlier than the next business day.

Settlement Procedure Timetable:

For orders of Book-Entry Securities solicited by the Purchasing Agent as an agent and accepted by the Issuer for settlement on the first business day after the sale date, Settlement Procedures "A" through "I" set forth above shall be completed as soon as possible but not later than the respective times (New York City time) set forth below:

Settlement Procedure		**Time**
A	12:00 noon	on the sale date
B	2:00 p.m.	on the sale date

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C	2:00 p.m.	on the sale date
D	9:00 a.m.	on settlement date
E	10:00 a.m.	on settlement date
F	2:00 p.m.	on settlement date
G-H	4:45 p.m.	on settlement date
I	5:00 p.m.	on settlement date

If a sale is to be settled more than one business day after the sale date, Settlement Procedures "A", "B" and "C" shall be completed as soon as practicable but not later than 2:00 p.m. New York City time on the first business day after the sale date. Settlement Procedure "H" is subject to extension in accordance with any extension of fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the settlement date.

If settlement of a Book-Entry Security is rescheduled or canceled, the Trustee, upon obtaining knowledge thereof, will deliver to DTC, through DTC's Participation Terminal System, a cancellation message to such effect by no later than 2:00 p.m. New York City time on the business day immediately preceding the scheduled settlement date.

Failure to Settle:

If the Trustee fails to enter an SDFS deliver order with respect to a Book-Entry Security pursuant to Settlement Procedure "F", the Trustee may deliver to DTC, through DTC's Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-Entry Security to the Trustee's participant account, provided that the Trustee's participant account contains a principal amount of the Global Security representing such Book-Entry Security that is at least equal to the principal amount to be debited. If a withdrawal message is processed with respect to all the Book-Entry Securities represented by a Global Security, the Trustee will mark such Global Security "canceled", make appropriate entries in the Trustee's records and send such canceled Global Security to the Company. The CUSIP number assigned to such Global Security shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned. If a withdrawal message is processed with respect to one or more, but not all, of the Book-Entry Securities represented by a Global Security, the Trustee will exchange such Global Security for two Global Securities, one of which shall represent such Book-Entry Security or Securities and shall be canceled immediately after issuance and the other of which shall represent the remaining Book-Entry Securities previously represented by the surrendered Global Security and shall bear the CUSIP number of the surrendered Global Security.

If the purchase price for any Book-Entry Security is not timely paid to the participants with respect to such Book-Entry Security by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such participants and, in turn, the Purchasing Agent may enter deliver orders through DTC's Participant Terminal System debiting such Book-Entry Security to such participant's account and crediting such Book-Entry Security to the Purchasing Agent's account and then debiting such Book-Entry Security to the Purchasing Agent's participant account and crediting such Book-Entry Security to the Trustee's participant account and shall notify the Issuer and the Trustee thereof. Thereafter, the Trustee will (i) immediately notify the Issuer of such order and the Issuer shall transfer to the Purchasing Agent funds available for immediate use in an amount equal to the price of such Book-Entry Security which was credited to the account of the Issuer maintained at the Trustee in accordance with Settlement Procedure "I", and (ii) deliver the withdrawal message and take the related actions described in the preceding paragraph. If such failure shall have occurred for any reason other than default by the Purchasing Agent to perform its obligations hereunder or under the Distribution Agreement, the Issuer will reimburse the Purchasing Agent on an equitable basis for the loss of its use of funds during the period when the funds were credited to the account of the Issuer.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Security, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Securities to have been represented by a Global Security, the Trustee will provide, in accordance with Settlement Procedure "D", for the authentication and issuance of a Global Security representing the other Book-Entry Securities to have been represented by such Global Security and will make appropriate entries in its records.

The Issuer will, from time to time, furnish the Trustee with a sufficient quantity of Securities.

<u>Procedures for Securities with a Survivor's Option</u>

Upon receipt from a DTC participant through which a beneficial interest in a Security is owned of the necessary documentation with respect to an exercise of a survivor's option, as described in the Prospectus Supplement, the Trustee will determine the validity of such exercise and that the exercise does not exceed the Individual or Annual Put Limitations. When making this determination, the Trustee may rely without further investigation on the documentation supplied to it by the relevant DTC participant. If a survivor's option has been validly exercised and if the Notes submitted for repayment do not exceed the Individual or Annual Put Limitations, the Trustee shall notify the Company of its exercise and shall arrange for the Company's repayment of such Notes through DTC in the manner described in the Prospectus Supplement. If a Note submitted for repayment pursuant to a valid exercise of the survivor's option is not accepted, the Trustee will deliver a written notice by first class mail to the registered holder of the Note stating the reason such Note has not been accepted for repayment.

If any Note submitted for repayment pursuant to a valid exercise of a survivor's option exceeds the Individual or Annual Put Limitations, the Trustee shall notify the Company and the Company shall instruct the Trustee either to arrange for the repayment of such Note or to deem such Note to be tendered on the first day of the following calendar year.

Exhibit B-i

[Diageo letterhead]

[Date]

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: Diageo Capital plc and Diageo plc–
Registration Statement No. 333-14100

Ladies and Gentlemen:

Please find enclosed for filing pursuant to Rule 424(b) [(2)] under the Securities Act of 1933, as amended, ten copies of the Pricing Supplement, dated ●, relating to the Prospectus Supplement, dated March ●, 2002, and the accompanying Prospectus, dated November 30, 2001 relating to the offering by Diageo Capital plc of ● Diageo Notes due ● guaranteed as to payment of principal and interest by Diageo plc. Each copy of the Pricing Supplement contains in the upper right hand corner of the cover page the citation to paragraph (b) [(2)] of Rule 424 and the file number of the Registration Statement.

Please acknowledge receipt of this filing by stamping the enclosed copy hereof and returning such copy in the stamped, self-addressed envelope provided herewith.

Very truly yours,

Enclosures:

cc: Paul M. Dudek
(Securities and Exchange Commission — Division of Corporate Finance)

Christine Mastroddi
(The New York Stock Exchange)

Richard C. Morrissey
(Sullivan & Cromwell)

David Wells
(Davis Polk & Wardwell)

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Exhibit B - i

Diageo Capital plc
$1,000,000,000
Diageo Notes

Filed under Rule 424(b)(2), Registration Statement No. 333-14100
Pricing Supplement No. • - dated •
(To prospectus dated November 30, 2001, and prospectus supplement dated March 22, 2002)

Cusip Number	Aggregate Principal Amount	Price to Public[1]	Purchasing Agent's Discount[1]	Interest Rate Per Annum	Interest Payment Frequency	Stated Maturity Date	Survivor's Option
•	•	•	•	•	•	•	[YES]
Redemption Information: [Redeemable at the option of Diageo Capital on • and each Interest Payment Date thereafter, at a redemption price equal to 100%.]							
•	•	•	•	•	•	•	[YES]
Redemption Information: [N/A]							
•	•	•	•	•	•	•	[YES]
Redemption Information: [N/A]							

DIAGEO
8 Henrietta Place
London, W1M 9AG

Trade Date: •
Issue Date: •
Original Issue Discount: No
Minimum Denominations/Increments: $1,000/$1,000
All trades settle without accrued interest and clear SDFS: DTC Book-Entry only
DTC Participant Number: 5132

Merrill Lynch & Co
Purchase Agent

Acting as [ ]

In the event of various tax law changes and other limited circumstances that require us to pay additional amounts as more fully described in the accompany prospectus and prospectus supplement, we may redeem the notes prior to their stated maturity date.

[1] Expressed as a percentage of the aggregate principal amount.

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Exhibit B-ii

[Diageo Letterhead]

[date]

By Hand

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Diageo Capital plc - Registration Statement on Form 8-A

Ladies and Gentlemen,

On behalf of Diageo Capital plc, a Scottish public limited company (the "Registrant"), we deliver to you the following documents for filing under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), for the purpose of registering under the Exchange Act the Registrant's ● Diageo Notes due ● (the "Securities"), one manually executed and seven conformed copies of the Registrant's Registration Statement on Form 8-A (the "Registration Statement"), together with all exhibits thereto.

By copy of this letter, one manually executed copy of the Registration Statement together with all exhibits is being filed with The New York Stock Exchange, Inc. on which the Securities are to be listed.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy hereof and returning such copy in the stamped, self-addressed envelope provided herewith.

Very truly yours

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(Enclosures)

cc: Paul M. Dudek
(Securities and Exchange Commission
- Division of Corporation Finance)

Christine Mastroddi
(The New York Stock Exchange)

Richard C. Morrissey
(Sullivan & Cromwell)

David M. Wells
(Davis Polk & Wardwell)

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Diageo Capital plc
(Exact Name of Registrant as Specified in Its Charter)

Scotland	None
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Edinburgh Park, 5 Lochside Way, Edinburgh, Scotland	EH12 9DT
(Address of Principal Executive Office)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: No. 333-14100
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
● Diageo Notes due ●	The New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

The Registrant has filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) under the Securities Act of 1933 ("Rule 424(b)") a pricing supplement dated ● (the "Pricing Supplement") and a prospectus supplement dated ● (the "Prospectus Supplement") to a prospectus dated November 30, 2001 (the "Prospectus"), relating to the Securities to be registered hereunder included in the Registrant's Registration Statement on Form F-3 (File No. 333-14100) filed with the Commission on November 16, 2001 and declared effective by the Commission on November 30, 2001. The Registrant incorporates by reference the Prospectus to the extent set forth below.

Item 1. **Description of Registrant's Securities to be Registered.**

Reference is made to the information set forth under the headings "Description of Notes" in the Pricing Supplement and the Prospectus Supplement and "Description of Debt Securities and Guarantees" and "Certain U.S. Federal and U.K. Tax Considerations" in the Prospectus, which information is incorporated herein by reference.

Item 2. **Exhibits.**

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, the following exhibits are being filed with the Commission in connection with this Registration Statement:

(A) Prospectus, Prospectus Supplement and Pricing Supplement (incorporated herein by reference to the Registrant's filing pursuant to Rule 424(b)).

(B)1.1 Indenture, among the Registrant, Diageo plc, as Guarantor (the "Guarantor"), and Citibank, N.A., as Trustee, dated as of August 3, 1998 (the "**Indenture**") (incorporated by reference to Exhibit 1.1 filed in the Registrant's Form 8-A, dated August 3, 1998).

1.2 Form of Global Security and Guarantees relating thereto (included in Exhibit 1.1 hereof).

1.3 Officer's Certificate of the Registrant pursuant to Section 301 of the Indenture setting forth the terms of the Securities*

1.4 Officer's Certificate of the Guarantor pursuant to Section 301 of the Indenture setting forth the terms of the Securities*

* Can be incorporated by reference in subsequent Form 8-As.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo Capital plc

(Registrant)

Date: ●

By: ______________________

Name:

Title: [Director/Authorized Signatory]

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page
1.1	Indenture, among the Registrant, Diageo plc, as Guarantor (the "Guarantor"), and Citibank, N.A., as Trustee, dated as of August 3, 1998 (the "Indenture") (incorporated by reference to Exhibit 1.1 filed in Registrant's Form 8-A, dated August 3, 1998).	
1.2	Form of Global Security and Guarantees relating thereto (included in Exhibit 1.1 hereof).	
1.3	Officer's Certificate of the Registrant pursuant to Section 301 of the Indenture setting forth the terms of the Securities	
1.4	Officer's Certificate of the Guarantor pursuant to Section 301 of the Indenture setting forth the terms of the Securities	

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